UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HCP, Inc.

File No. 001-08895 - CF#26671
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HCP, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 2.1 to a Form 8-K filed on April 13, 2011 and Exhibit 10.1 to a Form 8-K filed on April 13, 2011, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K filed on July 12, 2011.

Based on representations by HCP, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through April 07, 2021
Exhibit 10.1	through April 07, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel